ELPIDA

File No. 82-34850

October 25, 2007

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
Room 3094 – Stop 3-6
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

07027614

SUPPL

Re: Elpida Memory, Inc. – Rule 12g3-2(b) Exemption

To whom it may concern:

For our enjoying exemption under the Rule 12g3-2(b) of the Securities Exchange Act of 1934 from certain disclosure requirements applicable to a foreign private issuer, we hereby furnish the following materials:

- Documents originally filed or distributed to our shareholder and/or to the public in English language during a period from July 28 to October 24 in year 2007, as per attached as Annex A.

If you have any questions, you can contact to me or my colleague, Yoshimi Yamanaka (Ms.), Legal Group at +81-3-3281-1606 (telephone) or +81-3-3281-1571 (facsimile).

Very truly yours,

By ______________________

Yoshihiro Shima
Professional, Legal Group
Elpida Memory, Inc.

OCT 31 2007
THOMSON
FINANCIAL

Jw 10/30

Enclosures

ANNEX A

ENGLISH DOCUMENTS

	Date	Title	Exhibit
1.	2007/8/30	Elpida Announces Terms of Stock Option Plan	I
2.	2007/8/30	Change to Recent News Release Entitled "Final Agreement Reached on the Sale of Hiroshima Elpida's 200mm Wafer Processing Equipment"	II
3.	2007/9/26	Elpida Announces Remaining Terms of Stock Options Plan	III
4.	2007/10/12	Rexchip Grand Opening Ceremony	IV
5.	2007/10/19	Elpida Memory Reports Preliminary Financial Results for the 1H of FY2007	V
6	2007/10/22	Elpida And UMC Announce Joint Development Program: Copper Low-K DRAM and PRAM Technologies	VI
7	2007/10/24	Consolidated Financial Report for the 1H of FY2007	VII

EXHIBIT I

1. Elpida Announces Terms of Stock Option Plan

ELPIDA

News Release

FOR IMMEDIATE RELEASE

Elpida Announces Terms of Stock Option Plan

TOKYO, JAPAN, August 30, 2007 – Elpida Memory, Inc. (Elpida), Japan's leading global supplier of Dynamic Random Access Memory (DRAM), announced that the Board of Directors held today decided the terms of the issuance of stock acquisition rights in the form of stock options (Stock Options) pursuant to the resolution of the General Shareholders' Meeting held on June 28, 2007.

Terms of issuance of Stock Options are as follows:

1. Number of and categories of persons to whom the Stock Options are allocated:	Total of 837 directors, officers or employees of the Company or a subsidiary of the Company
2. Class and number of shares to be acquired upon exercise of the Stock Options:	100,000 common shares
3. Number of Stock Options to be issued:	1,000 units (100 shares per unit)
4. Issue price of the Stock Options:	To be issued gratis
5. Exercise price of the Stock Options:	To be determined
6. Amount of capital and additional paid-in capital to be increased through the exercise of the Stock Options :	To be determined
7. Exercise period of the Stock Options:	From October 1, 2009 to September 30, 2013
8. Scheduled allotment date of Stock Options:	September 26, 2007

The exercise price of Stock Options and other items will be determined on the date as September 26, 2007 on which the stock acquisition rights are allotted.

Notes:

(1) Date the Board of Directors decided that the stock option plan to be submitted to the general shareholders' meeting for approval:

April 24, 2007

(2) Date of approval of the Stock Option plan at the general shareholders meeting:

June 28, 2007

About Elpida Memory, Inc.

Elpida Memory, Inc., (Tokyo Stock Exchange Code 6665), is a leading manufacturer of Dynamic Random Access Memory (DRAM) silicon chips. Our design, manufacturing, and sales operations are backed by our world class technology expertise. Our manufacturing facilities, Hiroshima Elpida Memory, Inc. (front-end processes) and Akita Elpida Memory, Inc. (back-end processes), utilize the most advanced manufacturing technologies available in the industry. Further, we have customer sales and marketing support offices in Japan, North America, Europe, Taiwan, Hong Kong and Singapore. Elpida's portfolio of advanced products features such characteristics as high-density, high-speed, low power and small packing profiles. We provide applications across a wide range of areas, including high-end servers, mobile phones and digital consumer electronics. For more information about Elpida, please visit http://www.elpida.com.

Information in this news release is current as of the timing of the release, but may be revised later without notice.

Elpida Press Contacts:
Corporate Communication Group
Elpida Memory, Inc. (Japan)
Tel: +81-3-3281-1648
E-mail: press@elpida.com

###

EXHIBIT II

2. Change to Recent News Release Entitled "Final Agreement Reached on the Sale of Hiroshima Elpida's 200mm Wafer Processing Equipment”

ELPIDA

News Release

FOR IMMEDIATE RELEASE

Change to Recent News Release Entitled "Final Agreement Reached on the Sale of Hiroshima Elpida's 200mm Wafer Processing Equipment"

TOKYO, JAPAN, August 30, 2007 – Elpida Memory, Inc. (Elpida), Japan's leading global supplier of Dynamic Random Access Memory (DRAM), together with its consolidated subsidiary Hiroshima Elpida Memory, Inc. (Hiroshima Elpida), today announced a change of information in a news release distributed on April 10, 2007 entitled "Final Agreement Reached on the Sale of Hiroshima Elpida's 200mm Wafer Processing Equipment." The change appears below and is underlined.

Original News Release (April 10, 2007)

1. Asset transfer details

Assets to be transferred:	Hiroshima Elpida's 200mm wafer processing equipment (Total wafer processing capacity: approx. 50,000 wafers/month)
Location of assets:	7-10, Yoshikawa Kogyo Danchi, Higashi Hiroshima-shi, Hiroshima, Japan
Asset transfer price:	US$320 million

Changed News Release (see underline)

1. Asset transfer details

Assets to be transferred:	Hiroshima Elpida's 200mm wafer processing equipment (Total wafer processing capacity: approx. 50,000 wafers/month)
Location of assets:	7-10, Yoshikawa Kogyo Danchi, Higashi Hiroshima-shi, Hiroshima, Japan
Asset transfer price:	US$<u>309.5</u> million

Reason for Change

Partial adjustment of the assigned assets.

Please note that the change should not affect our consolidated results for the current business year.

About Elpida Memory, Inc.

Elpida Memory, Inc., (Tokyo Stock Exchange Code 6665), is a leading manufacturer of Dynamic Random Access Memory (DRAM) silicon chips. Our design, manufacturing, and sales operations are backed by our world class technology expertise. Our manufacturing facilities, Hiroshima Elpida Memory, Inc. (front-end processes) and Akita Elpida Memory, Inc. (back-end processes), utilize the most advanced manufacturing technologies available in the industry. Further, we have customer sales and marketing support offices in Japan, North America, Europe, Taiwan, Hong Kong and Singapore. Elpida's portfolio of advanced products features such characteristics as high-density, high-speed, low power and small packing profiles. We provide applications across a wide range of areas, including high-end servers, mobile phones and digital consumer electronics. For more information about Elpida, please visit http://www.elpida.com.

Information in this news release is current as of the timing of the release, but may be revised later without notice.

Elpida Press Contacts:
Corporate Communication Group
Elpida Memory, Inc. (Japan)
Tel: +81-3-3281-1648
E-mail: press@elpida.com

###

EXHIBIT III

3. Elpida Announces Remaining Terms of Stock Options Plan

ELPIDA

News Release

FOR IMMEDIATE RELEASE

Elpida Announces Remaining Terms of Stock Options Plan

TOKYO, JAPAN, September 26, 2007 – Elpida Memory, Inc. (the Company), Japan's leading global supplier of Dynamic Random Access Memory (DRAM), today announced the pricing terms of a Stock Options plan that was decided at a Board of Directors meeting held on August 30, 2007, which acted pursuant to the resolution of a General Shareholders' Meeting held on June 28, 2007.

The terms of issuance of Stock Options are as follows:

1. Scheduled allotment date of Stock Options:	September 26, 2007
2. Number of Stock Options to be issued:	1,000 units (100 shares per unit)
3. Number of and categories of persons to whom the Stock Options are allocated:	Total of 837 directors, officers or employees of the Company or a subsidiary of the Company
4. Issue price of the Stock Options:	To be issued gratis
5. Class and number of shares to be acquired upon exercise of the Stock Options:	100,000 common shares
6. Exercise price of the Stock Options:	5222 yen per share
7. Amount of capital and additional paid-in capital to be increased through the exercise of the Stock Options :	Capital – 2611 yen per share Additional paid-in capital – 2611 yen per share

Notes:

(1) Date the Board of Directors decided that the stock option plan to be submitted to the general shareholders' meeting for approval:	April 24, 2007
(2) Date of approval of the Stock Option plan at the general shareholders meeting:	June 28, 2007
(3) Date the Board of Directors decided to the terms of the issuance of stock options:	August 30, 2007

About Elpida Memory, Inc.

Elpida Memory, Inc., (Tokyo Stock Exchange Code 6665), is a leading manufacturer of Dynamic Random Access Memory (DRAM) silicon chips. Our design, manufacturing, and sales operations are backed by our world class technology expertise. Our manufacturing facilities, Hiroshima Elpida Memory, Inc. (front-end processes) and Akita Elpida Memory, Inc. (back-end processes), utilize the most advanced manufacturing technologies available in the industry. Further, we have customer sales and marketing support offices in Japan, North America, Europe, Taiwan, Hong Kong and Singapore. Elpida's portfolio of advanced products features such characteristics as high-density, high-speed, low power and small packing profiles. We provide applications across a wide range of areas, including high-end servers, mobile phones and digital consumer electronics. For more information about Elpida, please visit http://www.elpida.com.

Information in this news release is current as of the timing of the release, but may be revised later without notice.

Elpida Press Contacts:
Corporate Communication Group
Elpida Memory, Inc. (Japan)
Tel: +81-3-3281-1648
E-mail: press@elpida.com

###

EXHIBIT IV

4. Rexchip Grand Opening Ceremony

ELPIDA

News Release

FOR IMMEDIATE RELEASE

Rexchip Grand Opening Ceremony

TAICHUNG, TAIWAN, October 12, 2007 – With a total investment to reach 450 Billion NTD, Rexchip Electronics Corporation on October 12th held the grand opening ceremony for its first 300mm fab at the Central Taiwan Science Park Houli Site. The opening of Rexchip's first 300mm fab will not only help promote the local economy but will also aid in the creation of jobs. This partnership combines Sino-Japanese high technology in order to collectively compete for the No.1 DRAM worldwide market-share milestone.

Rexchip's grand opening ceremony was jointly presided over by Dr. Frank Huang, Chairman of Powerchip Semiconductor Corporation and Mr. Yukio Sakamoto, President and CEO of Elpida Memory Inc. As the total investment scale in Rexchip will be the largest joint-investment in Taiwan, the opening ceremony hosted numerous guests including executives from the Japanese Technology and Financial industries. Guests from Taiwan included ex-Executive Yuan Premier, Su Tseng Chang, whom was a strong supporter of the Rexchip project as well as Legislative Yuan Speaker Wang Jin Pyng. Furthermore numerous other honored government officials and members of the business community were all in attendance.

Powerchip Semiconductor Corporation Chairman and concurrently Rexchip Electronics Chairman, Dr. Frank Huang stated that in less than one year from groundbreaking to grand opening Rexchip was able to begin operations, which is a record time for such a feat. This achievement not only was a result of the successful partnership between Powerchip and Elpida but also a result of the first class efficiency of the Taiwan Semiconductor Industry.

Elpida's President and CEO Mr. Sakamoto stated, despite the severe volatility associated with the DRAM market, possessing the most advanced 70nm process technology, Rexchip Electronics will be able to continuously expand in Taiwan creating the world's largest and lowest cost DRAM 300mm fabrication base.

Last December Powerchip and Elpida announced the agreement to establish joint venture Rexchip Electronics and expecting the investment in Taiwan of 450 Billion NTD in order to establish the largest 300mm DRAM fabrication base in the world. Following ten months of continuous non-stop hard work, Rexchip Electronics first 300mm fab (Fab R1) and administration building have already been completed, currently with an installed capacity of 30,000 manufacturing completely on 70nm process technology. In Q4 of this year volume production of 1Gb DDR2 DRAM will be shipped to Powerchip and Elpida effectively contributing to both parent companies revenue.

-more-

Rexchip, currently with over 1,800 employees has already invested more than 60 Billion NTD in the Central Taiwan Science Park Houli Site, creating the science park's leading high tech company. Furthermore as Rexchip invests over 450 Billion NTD to construct four 300mm fabrication facilities, along the way creating more than 5,000 jobs, the Central Taiwan Science Park Houli Site will become the world's largest and most strategically important DRAM base.

About Elpida Memory, Inc.

Elpida Memory, Inc., (Tokyo Stock Exchange Code 6665), is a leading manufacturer of Dynamic Random Access Memory (DRAM) silicon chips. Our design, manufacturing, and sales operations are backed by our world class technology expertise. Our manufacturing facilities, Hiroshima Elpida Memory, Inc. (front-end processes) and Akita Elpida Memory, Inc. (back-end processes), utilize the most advanced manufacturing technologies available in the industry. Further, we have customer sales and marketing support offices in Japan, North America, Europe, Taiwan, Hong Kong and Singapore. Elpida's portfolio of advanced products features such characteristics as high-density, high-speed, low power and small packing profiles. We provide applications across a wide range of areas, including high-end servers, mobile phones and digital consumer electronics. For more information about Elpida, please visit http://www.elpida.com.

Information in this news release is current as of the timing of the release, but may be revised later without notice.

Elpida Press Contacts:
Kumi Higuchi
Corporate Communication Group
Elpida Memory, Inc. (Japan)
Tel: +81-3-3281-1648
E-mail: press@elpida.com

###

EXHIBIT V

5. Elpida Memory Reports Preliminary Financial Results for the 1H of FY2007

ELPIDA

FOR IMMEDIATE RELEASE

Elpida Memory Reports Preliminary Financial Results for the 1H of FY2007

TOKYO, JAPAN, October 19, 2007 – Elpida Memory, Inc. (Elpida), Japan's leading global supplier of Dynamic Random Access Memory (DRAM), today reported the preliminary financial results for the 1H of fiscal year 2007 ended March 31, 2008. Final figures are expected to be reported on October 24, 2007.

1. 1H FY 2007 (April 1, 2007 to September 30, 2007) preliminary consolidated business results

(Millions of Yen)

	Net Sales	Operating income	Ordinary income	Net income
Preliminary 1H FY2007 Results (a)	221,000	10,000	4,000	18,000
1H FY2006 Results (b)	203,245	26,220	23,765	19,524
Increase/decrease, yen (a-b)	17,755	(16,220)	(19,765)	(1,524)
Increase/decrease (%)	8.7	(61.9)	(83.2)	(7.8)
<Reference> 1Q FY2007 Results	109,482	3,743	3,736	14,554

2. Overview of preliminary results

In a repeat of the 1Q07 performance, DRAM prices in the 2Q07 continued to decline. In the July-September period (Elpida's 2Q07) the spot price for DDR2 SDRAM, a leading PC DRAM product, fell to around $US2, down from just above US$2 in the April-June period and from above US$5 in the July-September period last year (spot price information courtesy of DRAMeXchange). Despite strong DRAM demand from major PC makers in the 2Q, contract prices continued to fall on account of being dragged down by weakness in spot prices that was the result of a hike in supplies from DRAM makers and inventory releases by some DRAM makers, module makers and distributors.

Given this pricing environment and an increase in shipment volume (bit shipments rose 113% YoY and 8% QoQ), 2Q sales are unlikely to change much YoY and QoQ. Elpida anticipates a YoY decline in operating income given that DRAM prices were much stronger a year ago. But on a QoQ basis, operating income is likely to rise by about 65% due to a higher gross profit margin made possible by improved productivity.

In the area of non-operating expenses, Elpida expects an approximate 3.1 billion yen investment loss under the equity method (mainly on account of the Rexchip Electronics Corp. manufacturing joint venture) and a 2.6 billion yen forex loss.

In the 2H of FY 2007 prices for PC DRAMs can be expected to remain at low levels. Elpida will continue its efforts to reduce costs by increasing production based on 70 nanometer process technology as well as focus on expanding DRAM sales for mobile and digital consumer devices, both of which should support our financial performance.

-more-

<Reference>

Quarterly results for FY2006

(Millions of Yen)

	Net sales	Operating income	Ordinary income	Net income
2Q FY2006	111,147	17,082	16,390	12,919
1Q FY2006	92,098	9,138	7,375	6,605

Note: These above forecasts are forward-looking statements that are based on management's view from the information available at the time of this Report. These statements involve risks and uncertainties. Actual results may be materially different from those discussed in the forward-looking statements. The factors that may affect Elpida include, but are not limited to, changes in the DRAM market and industry environment, changes in technologies and design, problems related to our supply of key material and equipment, loss of or decreased demand from key customers, changes in exchange rates, general economic conditions and natural disasters. We disclaim any obligation to update or, except in the limited circumstances required by the Tokyo Stock Exchange, announce publicly any revision to any of the forward-looking statements.

Elpida Press Contacts:
Kumi Higuchi
Elpida Memory, Inc. (Japan)
Tel: +81-3-3281-1648
E-mail: press@elpida.com

Elpida IR Contacts:
Kumi Higuchi / Shinya Oshima
Elpida Memory, Inc. (Japan)
Tel: +81-3-3281-1648
E-mail: 6665ir@elpida.com

###

EXHIBIT VI

6. Elpida And UMC Announce Joint Development Program: Copper Low-K DRAM and PRAM Technologies

UMC ELPIDA

Editorial Contacts:

UMC
KJ Communications
Eileen Elam
(408) 927-7753
eileen@kjcompr.com

Elpida
Kumi Higuchi
Elpida
+81-3-3281-1648
press@elpida.com

In Taiwan:
UMC
Alex Hinnawi
(886) 2-2700-6999 ext. 6958

ELPIDA AND UMC ANNOUNCE JOINT DEVELOPMENT PROGRAM: COPPER LOW-K DRAM and PRAM TECHNOLOGIES

TOKYO, Japan and HSINCHU, Taiwan- October 22, 2007- Elpida (Tokyo Stock Exchange: 6665), a leading global manufacturer of DRAM chips, and UMC, (NYSE: UMC, TSE: 2303) a leading global semiconductor foundry, today announced a joint development program for advanced DRAM with copper low-k backend, as well as for phase-change random access memory (PRAM). Elpida and UMC's cooperation targets the development of advanced DRAM by joining Elpida's technology excellence with UMC's advanced copper low-k processes and technology development expertise. With the success of this collaboration, UMC will license Elpida under UMC's copper low-k technology for Elpida's production and Elpida will license UMC to offer DRAM as part of UMC's advanced System-on-Chip ("SoC") solutions. In addition, under the terms of their arrangement, Elpida and UMC will cooperate to develop P-RAM technology, coupling Elpida's expertise in GST materials with UMC's expertise in high performance CMOS logic technologies.

"This agreement with UMC is a significant step forward for future memory development, as copper low-k technology will help drive the production and continued process migration of high performance DRAMs," said Takao Adachi, Chief Technology Officer at Elpida. "UMC's leading-edge technology together with Elpida's advanced DRAM technology will enable us to provide our customers with DRAMs featuring high speeds, low-power consumption and high density, while accelerating the commercialization of PRAMs, an important next generation memory technology."

Shih Wei Sun, Chief Operating Officer at UMC, said, "UMC is proud that Elpida, a leader in DRAM technology, has selected UMC for this joint development effort. We are pleased by this recognition for the leadership of UMC's advanced copper low-k technology, specifically, and of our CMOS logic technologies, in general. We look forward to utilizing the results of our collaboration to bring to market more advanced embedded memory SoC solutions in support of our foundry customers."

About Elpida

Elpida Memory, Inc., (Tokyo Stock Exchange: Code 6665), is a leading global manufacturer of Dynamic Random Access Memory (DRAM) silicon chips. Our design, manufacturing, and sales operations are backed by our world-class technology expertise. Our manufacturing facilities, Hiroshima Elpida Memory, Inc. (wafer processing) and Akita Elpida Memory, Inc. (packaging and testing), utilize the most advanced manufacturing technologies available in the industry. Elpida's portfolio of advanced products features such characteristics as high-density, high-speed, low power and small packing profiles. The company provides applications across a wide range of areas, including high-end servers, mobile phones and digital consumer electronics. For more information about Elpida, please visit http://www.elpida.com.

About UMC

UMC (NYSE: UMC, TSE: 2303) is a leading global semiconductor foundry that manufactures advanced system-on-chip (SoC) designs for applications spanning every major sector of the IC industry. UMC's SoC Solution Foundry strategy is based on the strength of the company's advanced technologies, which include production proven 90nm, 65nm, mixed signal/RFCMOS, and a wide range of specialty technologies. Production is supported through 10 wafer manufacturing facilities that include two advanced 300mm fabs; Fab 12A in Taiwan and Singapore-based Fab 12i are both in volume production for a variety of customer products. The company employs approximately 13,000 people worldwide and has offices in Taiwan, Japan, Singapore, Europe, and the United States. UMC can be found on the web at http://www.umc.com.

EXHIBIT VII

7. Consolidated Financial Report for the 1H of FY2007

Elpida Memory, Inc.
(Tokyo Stock Exchange, 6665)
2-2-1 Yaesu, Chuo-ku, Tokyo
104-0028 Japan
URL: http://www.elpida.com/en/ir/

Elpida IR Contacts:
Kumi Higuchi / Shinya Oshima
Elpida Memory, Inc.
Tel: +81-3-3281-1648
E-mail: 6665ir@elpida.com

Elpida Press Contact:
Kumi Higuchi
Elpida Memory, Inc.
Tel: +81-3-3281-1648
E-mail: press@elpida.com

Consolidated Financial Report for the 1H of FY2007

TOKYO, JAPAN, October 24, 2007 – Elpida Memory, Inc ("Elpida"), Japan's leading supplier of Dynamic Random Access Memory ("DRAM"), today announced its consolidated financial results for the first half of FY2007.

1. Business Results

(1) 1H of FY2007 Operating Results (April 1, 2007 – September 30, 2007)

In the 1H07 (April 1, 2007 to September 30, 2007) the DRAM industry had to manage its way through an extremely severe business environment. The spot price for DDR2 SDRAM, a leading PC DRAM product, fell about 50% over the course of six months, a result of DRAM maker supply hikes and inventory releases by some DRAM makers, module makers and semiconductor distributors.

Given this environment, Elpida's sales efforts were focused on its Premier DRAM business, which centers on DRAMs for mobile devices and digital consumer electronics and which recorded a generally strong sales performance. In the PC DRAM-centered computing DRAM business, contract prices were hurt by sluggish spot market pricing activity, but an increase in PC global shipments led to strong demand from major PC makers, leading to growth in DRAM shipments to these makers.

In manufacturing, Hiroshima Elpida Memory, Inc. ("Hiroshima Elpida") achieved higher production capacity and increased both the productivity and yields of advanced 70nm design rule products. In addition, procurement of DRAM products from overseas foundry partners increased. These factors led to QoQ bit shipment growth of 13% in 1Q and 8% in 2Q. However, average selling prices (ASP) for all DRAM products fell QoQ by 35% in the 1Q and 6% in the 2Q.

As a result, 1H07 sales rose 9% YoY to 221.0 billion yen. Operating income was 9.9 billion yen (down 16.3 billion yen YoY). Also, a 3.4 billion yen equity-method investment loss mainly in connection with the Rexchip Electronics Corporation ("Rexchip") manufacturing joint venture, 2.0 billion yen in interest expenses and 1.6 billion yen in foreign exchange losses led to ordinary income of 3.8 billion yen (down 19.9 billion yen YoY). A fixed asset sale of 20.9 billion yen on the transfer of 200mm equipment to Cension Semiconductor Manufacturing Corporation in April of this year and a 1.1 billion yen loss on the disposal of fixed assets factored into 1H07 net income of 17.8 billion yen (down 1.7 billion yen YoY).

Forecasts included in this document are forward-looking statements that are based on management's view from the information available at the time of this report. These statements involve risks and uncertainties. Actual results may be materially different from those discussed in the forward-looking statements. The factors that may affect Elpida include, but are not limited to, changes in the DRAM market and industry environment, changes in technologies and design, problems related to its supply of key material and equipment, loss of or decreased demand from key customers, changes in exchange rates, general economic conditions and natural disasters. Elpida disclaims any obligation to update or, except in the limited circumstances required by the Tokyo Stock Exchange, announce publicly any revision to any of the forward-looking statements.

Sales by business segment

(Billions of yen)

	Six-months ended Sep 30, 2007		Six-months ended Sep 30, 2006		Change
		%		%	%
Premier DRAM[(1)]	121.0	54.8	94.9	46.7	+27.6
Computing DRAM[(1)]	100.0	45.2	108.3	53.3	-7.7
Total net sales	221.0	100.0	203.2	100.0	+8.8

Note: Figures on the table above are not audited.

□ Premier DRAMs

Demand for mobile DRAMs saw steady growth, a result of such factors as higher shipments of ultra-thin mobile phones and digital-broadcast mobile phones in Japan's domestic market and greater popularity for camera module mobile phones in the overseas market.

Sales of digital consumer DRAMs were also favorable, as demand for high-density, high-speed DRAMs increased mainly in the area of high-end digital consumer electronic equipment, such as digital TVs, digital single-lens reflex cameras and game consoles.

As a result, sales in the Premier DRAM area reached 121.0 billion yen (up 28% YoY), a new 1H record.

□ Computing DRAMs

Demand for DRAMs from PC makers in 1H07 increased substantially due to an increase in DRAM content per PC and in the volume of shipment of PCs. However, selling prices for PC DRAMs dropped significantly because the contract prices fell on account of being dragged down by weakness in spot prices that was the result of oversupplies.

As a result, computing DRAM sales in the 1H07 totaled 100.0 billion yen, down 8% YoY.

Outlook

Tightly balanced supply and demand conditions in the DRAM market can result in extreme price volatility, which can strongly affect our business results. Since a precise forecast of future PC DRAM prices is quite difficult Elpida is not presenting earnings forecasts. Instead, as shown below, we are presenting several estimates relevant to the 3Q of FY2007 and the full term that can be used as a general guideline. In addition, some important planned future events are noted.

[Quarterly estimates; billion yen unless otherwise specified]

	2Q FY2007 (Actual)	3Q FY2007 (Estimate)
QoQ bit growth	8%	10%
QoQ ASP change	-6%	N/A
Depreciation and amortization	23.0	23
Selling, general and administrative expenses	13.6	14

[Yearly estimates; billion yen unless otherwise specified]

	FY2007 (Estimate)
YoY bit growth	90-100%
Depreciation and amortization	95
Selling, general and administrative expenses	60
CAPEX	160
Investment in Rexchip	81

Note: Figures in the forecast are approximations.

---

(1) *As of 1H of FY 2007 (six-months ended Sep 30, 2007) the Digital Consumer Electronics & Mobile Devices segment and Other segment have been merged into a segment called "Premier DRAMs" while the Server segment and PC segment have been merged into a segment called "Computing DRAMs". For YoY comparison purposes, 1H of FY 2006 (six-months ended Sep 30, 2006) sales figures for Premier DRAMs are based on the total sales of Digital Consumer Electronics & Mobile Devices and Other, and sales for Computing DRAMs are based on total sales of Servers and PCs.*

(2) Financial Conditions

i. Assets, Liabilities and Net assets

Total assets at the end of the 1H07 were 774.4 billion yen, a gain of 12.0 billion yen compared with the end of FY 2006. This is because :

- Cash and cash equivalents fell, mainly as a result of purchases of manufacturing equipment and investment in Rexchip.
- Account receivables decreased by 30.6 billion yen owing mainly to lower net sales compared with the 2H06 and the sell-off of accounts receivable.
- Investments and other assets rose 76.2 billion yen.
- Sales of 200mm equipment and other fixed assets pushed up other receivables by 32.4 billion yen.

Interest-bearing debt was 206.5 billion yen at the end of the 1H07, a decline of 23.1 billion yen compared with the end of FY 2006 that is mainly attributable to partial repayment of long-term borrowings and lease obligations.

Net assets at the end of 1H07 came to 395.3 billion yen, a rise of 16.4 billion yen compared with the end of FY 2006, mainly because retained earnings increased once 17.8 billion yen in net income was booked.

ii. Cash Flows

Cash flows from operating activities

In the 1H07, operating activities generated net cash of 83.8 billion yen, an inflow increase of 35.9 billion yen YoY. The main reason for the increase in net cash was YoY improvement in working capital made possible by a 50.2 billion yen reduction in accounts receivable.

Cash flows from investment activities

Investing activities used 180.5 billion yen, an outflow increase of 123.8 billion yen YoY. The key factors were an increase of 80.9 billion yen in purchase of investment securities in connection with our investment in Rexchip and an increase of 49.1 billion yen in purchase of tangible fixed assets for the purpose of boosting production capacity at Hiroshima Elpida.

Cash flows from financing activities

Financing activities generated net cash of 28.3 billion yen, which represents a reduced net inflow of 73.0 billion yen YoY. Sale and lease-back transactions produced 48.1 billion yen but unlike last year there were no major proceeds from new share issuance, which resulted in a reduced inflow this year.

(Reference) Consolidated Cash Flow-related Indicators

	12 mo. ended Mar 31, 2005 (FY2004)	12 mo. ended Mar 31, 2006 (FY2005)	12 mo. ended Mar 31, 2007 (FY2006)	6 mo. ended Sep 30, 2007 (1H of FY2007)
Shareholders' equity ratio (%)	39.2	33.6	49.7	51.0
Market value equity ratio (%)	79.0	71.7	77.5	70.7
Ratio of cash flow to interest-bearing debt (%)	1,112.9	813.2	229.9	123.2
Interest coverage ratio (times)	6.8	8.3	23.3	41.8

- Shareholders' equity ratio (%) = Shareholder's equity / Total assets x 100
- Market value equity ratio (%) = (FY-end closing stock price x (Total number of shares outstanding – treasury stock)) / Total assets x 100
- Ratio of cash flow to interest-bearing debt = Interest-bearing debt / Net cash provided by operating activities
  (1H operating cash flow has been annualized and is therefore double.)
- Interest coverage ratio = Net cash provided by operating activities / Interest payments

(3) Basic Dividend Policy

We place the utmost importance on returns to shareholders and achieving higher return on equity. In order to achieve these aims it is important that we secure a strong position in the DRAM industry and enhance our long-term earnings potential by achieving a high level of competitiveness. In the interest of greater future shareholder value and dividends, at present we believe that focusing investment in the areas of expanded production capacity, research & development and cultivating a highly trained workforce are vitally important. Therefore, at present we have no plans for dividend payment and are allocating all earnings to capital reserves. As regards our future dividend payment intentions and the value of those dividends, we plan to create a set of guidelines which our shareholders and investors can reference.

2. Our Group Management

The Elpida Group consists of Elpida, eight consolidated subsidiaries and two affiliated companies, which together engage in the development, design, manufacture and sales of DRAM products.

Elpida oversees all group operations (business management, finance, general affairs, legal, marketing, production control, etc.). It also has charge of DRAM product development & design, sales to domestic customers and supplying products to its overseas sales subsidiaries.

Manufacturers Hiroshima Elpida and Rexchip handle wafer processing [1] in the DRAM manufacturing process, while Akita Elpida Memory, Inc. ("Akita Elpida") handles assembly & testing [2]. Elpida plans to absorb Hiroshima Elpida into its operations in April 2008. Also, Elpida has made Rexchip an equity-method affiliate following an initial investment made in the manufacturing JV in May of this year. In July, Rexchip began wafer processing and is expected to begin supplying semi-finished products to Elpida in the 3Q (October-December).

Tera Probe, Inc., a testing facility, is mainly in charge of front-end wafer probe testing.

A network of sales subsidiaries in North America, Europe, Singapore, Taiwan and Hong Kong handle sales of DRAM products to overseas customers. In regards to Europe and Asia, in August this year Elpida created a new subsidiary, Elpida Memory International B.V., to oversee the sales subsidiaries in these two regions (one in Europe and three in Asia).



Wafer processing
Wafer Testing
Sub-contractor
Tera Probe, Inc.
Semifinished products
Semifinished products
Hiroshima Elpida Memory, Inc.
E300Fab (300mm fab)
Rexchip Electronics Corporation
R1 (300mm fab)
Semifinished products
Assembly & Testing
Sub-contractors
Akita Elpida Memory, Inc.
Semifinished products
DRAM products
Elpida Memory, Inc.
DRAM products
Overseas Foundries
DRAM products
Sales
Elpida Memory (USA) Inc.
Elpida Memory (Europe) GmbH
Elpida Memory (Hong Kong) Co., Ltd.
Elpida Memory (Singapore) Pte. Ltd.
Elpida Memory (Taiwan) Co., Ltd.
Elpida Memory International B.V.
[Umbrella administration]
Distributors
DRAM products
DRAM products
DRAM products
Domestic Customers
Overseas Customers

Note 1: Our subsidiaries are Hiroshima Elpida, Akita Elpida, Elpida Memory (USA) Inc, Elpida Memory International B.V. as well as the following four overseas companies under the supervision of Elpida Memory International B.V.: Elpida Memory (Europe) GmbH, Elpida Memory (Hong Kong) Co., Ltd., Elpida Memory (Singapore) Pte. Ltd. and Elpida Memory (Taiwan) Co., Ltd.

Note 2: The asterisk in the chart above indicates our two equity-method affiliates, Rexchip and Tera Probe, Inc.

---

[1] *Wafer processing: The front end of the semiconductor manufacturing process, which involves the design of electric circuits and device elements on silicon wafers to create IC functions and testing those functions at the wafer stage.*

[2] *Assembly & Testing: The back end of the semiconductor manufacturing process, which involves the assembly and testing of semiconductor chips.*

3. Management Policies

(1) Basic Management Policy

Elpida's business operations are based on the following three management policies:

- Leading the relentless march of changes in technology to deliver new value to customers.
- Creating a corporate management that can win the trust of our employees, customers, shareholders, business partners and other stakeholders.
- Having a completely open working environment that is designed to foster the development of original ideas from among all our employees

(2) Target Management Indicators

The Elpida Group is focused on maximizing shareholder value and achieving high levels of satisfaction among all our stakeholders as part of our drive to become the world's No. 1 DRAM supplier. To achieve these aims we are seeking to achieve growth at a pace that exceeds the growth rate in the DRAM market. In managing the growth of our business we use various financial performance indicators, such as the operating margin and ROE to track profitability and the net debt/equity ratio to monitor financial stability.

(3) Medium to Long-Term Management Strategy

In order to maximize corporate value the Elpida Group aims to become the "World's No. 1 DRAM Supplier". The biggest advantage of being No. 1 is that with a large-scale supply capacity we can be price competitive. We believe this would lead to the kind of growth that would help us lock in even stronger earnings and enable the delivery of steady returns to stakeholders.

To achieve this strategic objective the Elpida Group is doing the following:

i. Building enduring relationships with customers

The DRAM product market is expanding its business involvement not only in the area of PC and server applications (the computing area) but also in the area of digital consumer electronics and mobile devices (the Premier DRAM area). But depending on the area, such issues as product performance, customer quality demands, technology support and pricing can differ. At Elpida, in addition to our sales division we have created separate technology teams to handle PC/server, digital consumer electronics and mobile device DRAM products. This kind of approach better enables us to deliver solutions that our customers want and to build long-term customer relationships through becoming involved in a customer's product design efforts at the earliest stage.

Also, we strive to provide our customers with the most precise and timely assistance possible. Our belief is that it is vital to reduce the distance between ourselves and our customers in order to acquire a more accurate understanding of their needs. Consequently, we made the decision to switch from having distributors handle our domestic sales operations to a marketing structure centered on use of direct sales channels. This move toward a direct sales approach, which happened in October 2006, will allow us to improve our business relationships particularly with our major customers.

ii. Strengthened technology development capabilities

Given the rapid pace of technology changes in the DRAM industry, staying ahead of the competition in the race to meet customer needs requires the possession of superior advanced technology capabilities. Elpida therefore concentrates its resources on research & development of advanced, high-performance DRAM core technology. In particular, our emphasis is on finer process geometries, higher densities, faster speeds and lower power consumption.

In the field of basic research we have designed a wide-ranging collaborative research project that brings us together with leading companies in various industries and with universities and other major public/private institutions. From April 2007 we have entered into a multi-year partnership with IMEC, Europe's leading independent nanoelectronics research center, to perform research and development for beyond 50nm DRAM process generations.

iii. Enhancing our manufacturing system

Semiconductor manufacturing is a business that requires large-scale capital investment. The capital and human resources of the Elpida Group are focused on front-end processing (wafer processing), which requires the greatest degree of technology differentiation. We are working on strengthening the Group's manufacturing operations by using outside companies and by increasing management efficiency. For back-

end processing (assembly and testing), with the exception of high value-added areas we rely on overseas companies.

The Elpida Group's front-end processing operations are located at Hiroshima Elpida, which makes high value-added DRAMs for both digital consumer electronics & mobile devices (Premier DRAM) and servers. Also, in the 1H07 Rexchip, a DRAM manufacturing joint venture between Powerchip Semiconductor Corp. and Elpida, began operations. Rexchip manufactures PC DRAMs in response to demand for more cost competitive products. Both Hiroshima Elpida and Rexchip will work on ways to expand manufacturing capacities. They will also make pursue more advanced process technologies and strive to achieve higher yields and continuous productivity improvements, in the interest of expanding manufacturing output and lowering manufacturing costs.

As part of our front-end processing operations we continue to outsource some of the production of PC DRAMs to our overseas foundry partners. This allows us to expand the sales volume and diversify business risk.

iv. A more motivated workforce

Moving forward with the above-mentioned measures requires not only investment in capital equipment and technology development but also investment in human resources. Maintaining the enthusiasm of the existing workforce and recruiting strongly motivated new employees are absolutely essential. For this reason we believe that along with an attractive company environment the offer of incentives linked to a work ethic devoted to boosting corporate value can produce effective results. Thus, we have introduced stock options, business performance-related bonuses and other kinds of employee incentives.

(4) Company Issues to be addressed

The following section identifies current issues Elpida needs to address. Our intention is to first decide and then implement the policies that are needed as early as possible.

i. Creating an R&D system to facilitate technology development for beyond 50nm process generations

As process geometries become finer, semiconductor manufacturing technology is becoming increasingly complex. All semiconductor makers are experiencing steadily rising R&D costs. The development of beyond 50nm DRAM process generations encounters technological hurdles and development cost burdens that Elpida may not be able to overcome alone.

One way we are addressing the obstacles to finding solutions for developing next-generation process technology is our decision to participate (as of April 2007) in the CMOS research platform hosted by IMEC, an independent European research institute.

In general we will continue to choose the best options that exist that can help us build an R&D program designed for the future.

ii. Developing next-generation memory

As technology advances in the field of memory development of next-generation chips which combine the unique qualities of DRAM and flash memory is advancing. Elpida has introduced U.S. Ovonyx's phase-change memory (PRAM) technology (which uses reversible phase-change memory process that has been previously commercialized worldwide in rewritable CD and DVD optical memory disks) to develop the newest generation of ultra low-power consumption memory.

In addition to working with phase-change memory we are creating a flexible research program which can carefully evaluate such new technology development trends as magnetoresistive memory (MRAM) and resistive memory (RRAM).

iii. Developing Business in the China Market

In China, the DRAM industry, like many other manufacturing industries, is experiencing tremendous business expansion. Until recently Elpida has not had a large enough product supply capacity to enter this market. But now that we are increasing our product procurement from our foundry partners and Rexchip began production in 1H07 we believe we are fully geared up to enter this market. Securing a strong position in the China market as a DRAM supplier will require us to undertake an aggressive marketing campaign.

4. Business Risk

One of the particular features of the semiconductor industry is that earnings can fluctuate greatly in line with movement along the business cycle (which in the semiconductor industry is generally known as the "silicon cycle"). In the DRAM business which Elpida participates in, this feature is particularly evident with respect to PC DRAM products that face severe global competition. This may adversely affect Elpida's business, financial condition and operations.

Also, the continuation of Elpida's business is critically dependent on undertaking research & development and capital investment on an extremely large scale. Consequently, Elpida must adopt certain measures to handle the business and other kinds of risks associated with that investment.

Listed below are the major risk factors Elpida has identified from among the variety of business and other forms of risk. Elpida has constructed a risk management system to address the kinds of risk in this list. This system is used to either avoid risk or minimize the impact of any apparent risk.

- Cyclical changes unique to the global DRAM market caused by overcapacity following facility expansion, downward pricing pressure resulting from an imbalance between supply and demand, and other factors
- Industry realignment and other changes induced by severe competition in the DRAM industry
- Loss of or decreased demand from key customers
- Problems related to the supply of key materials or higher prices for materials
- Unsuccessful new products or problems with the transfer to the 70nm process
- The possibility that capital procurement may fall short of capital investment plans or that funds procured for use in capital investment spending may not deliver a sufficient return
- A decline in the quality of products procured from outsourcing partners, disruptions of business arrangements with these partners, and an inadequate capacity at partners to respond to product orders
- A conspicuous slowdown in the manufacture of DRAM products, interrupted production, or product defects caused by problems in the manufacturing process or with manufacturing facilities
- Severe competition with other companies in the hiring of engineers
- An inability to protect proprietary intellectual property and the rejection of a patent application
- Litigation relating to intellectual property rights and anti-trust disputes
- The influence of litigation and investigations resulting from anti-competitive practices
- Damaged facilities or disrupted supply acquisition arrangements caused by earthquakes or other natural disasters, terrorist attacks, epidemics, civil disturbances or other events that Elpida cannot control
- Emergence of new legal obligations caused by the strengthening or amending of environmental laws and regulations
- Political disturbances, domestic security disruptions, changes in laws or public policy or changes in business conditions or other unfavorable factors in countries or regions where Elpida does business
- Changes in the US dollar or Euro currency exchange rates
- Significant changes in interest rates
- The impact of our joint venture, including the management policies of joint venture partners, possible changes in the management environment and other factors
- Changes in general economic conditions

5. Consolidated Financial Statements

(1) Consolidated Balance Sheet

(Millions of yen)

	As of September30, 2006	As of September30, 2007	Change	As of March 31, 2007
(Assets)				
I Current assets				
1. Cash and time deposits	204,607	96,954	(107,653)	166,700
2. Notes and accounts receivable, trade	75,302	75,891	589	106,511
3. Inventories	53,594	63,074	9,480	55,412
4. Accounts receivable, other	8,333	38,641	30,308	6,231
5. Other current assets	8,434	12,965	4,531	9,957
6. Allowance for doubtful accounts	(85)	(213)	(128)	(172)
Total current assets	350,185	287,312	(62,873)	344,639
II Fixed assets				
1. Tangible fixed assets	330,322	381,189	50,867	387,226
2. Intangible fixed assets	8,136	8,551	415	9,390
3. Investments and other assets	17,865	97,336	79,471	21,181
Total fixed assets	356,323	487,076	130,753	417,797
Total assets	706,508	774,388	67,880	762,436
(Liabilities)				
I Current liabilities				
1. Accounts payable, trade	60,623	57,283	(3,340)	64,948
2. Current portion of long-term debt	43,463	24,400	(19,063)	28,181
3. Current portion of obligation under capital leases	18,673	8,063	(10,610)	11,809
4. Accounts payable, other	42,714	67,393	24,679	67,203
5. Other current liabilities	11,335	37,129	25,794	12,531
Total current liabilities	176,808	194,268	17,460	184,672
II Long-term liabilities				
1. Bond	110,000	140,000	30,000	140,000
2. Long-term debt	53,400	29,000	(24,400)	40,200
3. Obligation under capital leases	14,493	5,072	(9,421)	9,423
4. Other long-term liabilities	7,087	10,706	3,619	9,164
Total long-term liabilities	184,980	184,778	(202)	198,787
Total liabilities	361,788	379,046	17,258	383,459
(Net assets)				
I Shareholders' equity				
1. Capital stock	154,627	155,478	851	155,009
2. Additional paid in capital	165,669	166,520	851	166,051
3. Retained earnings	24,568	75,815	51,247	57,987
4. Treasury stock	(1)	(3)	(2)	(2)
Total shareholders' equity	344,863	397,810	52,947	379,045
II Valuation and translation adjustments				
1. Unrealized gains (losses) on marketable securities	37	(539)	(576)	(90)
2. Deferred gains or losses on hedges	(644)	(668)	(24)	(652)
3. Foreign currency translation adjustments	463	(1,346)	(1,809)	631
Total valuation and translation adjustments	(144)	(2,553)	(2,409)	(111)
III Stock subscription rights	1	85	84	43
Total net assets	344,720	395,342	50,622	378,977
Total liabilities and net assets	706,508	774,388	67,880	762,436

(2) Consolidated Statements of Operations

(Millions of yen)

Account	Six months ended September 30, 2006	Ratio (%)	Six months ended September 30, 2007	Ratio (%)	Change Increase or decrease	Fiscal year ended March 31, 2007	Ratio (%)
I Net sales	203,245	100.0	221,037	100.0	17,792	490,039	100.0
II Cost of sales	151,242	74.4	183,818	83.2	32,576	367,432	75.0
Gross profit	52,003	25.6	37,219	16.8	(14,784)	122,607	25.0
III Selling, general and administrative expenses	25,783	12.7	27,336	12.3	1,553	54,187	11.0
Operating income	26,220	12.9	9,883	4.5	(16,337)	68,420	14.0
IV Non-operating income							
1. Interest income	384		848		464	1,362	
2. Dividend income	108		288		180	108	
3. Equity in earnings of affiliated company	60		—		(60)	258	
4. Local government subsidy	320		300		(20)	396	
5. Others	242		160		(82)	530	
V Non-operating expenses							
1. Interest expense	2,114		2,006		(108)	4,282	
2. Foreign exchange losses	773		1,561		788	1,484	
3. Equity in losses of affiliated company	—		3,387		3,387	—	
4. Stock issuance costs	383		1		(382)	384	
5. Bond issuance costs	—		—		—	132	
6. Others	299		685		386	1,156	
Ordinary income	23,765	11.7	3,839	1.7	(19,926)	63,636	13.0
VI Extraordinary income	103	0.1	21,249	9.6	21,146	203	0.0
VII Extraordinary losses	4,828	2.4	1,446	0.6	(3,382)	5,493	1.1
Income before income taxes	19,040	9.4	23,642	10.7	4,602	58,346	11.9
Income taxes	(484)	(0.2)	5,814	2.6	6,298	5,403	1.1
Net income	19,524	9.6	17,828	8.1	(1,696)	52,943	10.8

Note: "Income taxes" consists of corporate tax, inhabitant tax, business tax, deferred tax and prior year tax adjustments.

(3) Consolidated Statements of Changes in Net Assets

For the six months ended September 30, 2006

(Millions of yen)

	Shareholders' equity				
	Capital stock	Additional paid-in capital	Retained earnings	Treasury stock	Total shareholders' equity
Balance as of March31, 2006	87,239	98,339	5,044	(1)	190,621
Changes					
New shares issuance for capital increase	67,119	67,061			134,180
New shares issuance for execution of stock option	269	269			538
Interim net income			19,524		19,524
Purchase of treasury stock				(0)	(0)
Net changes other than shareholders' equity					–
Net changes	67,388	67,330	19,524	(0)	154,242
Balance as of September30, 2006	154,627	165,669	24,568	(1)	344,863

(Millions of yen)

	Valuation and translation adjustments				Stock subscription rights	Total Net Assets
	Unrealized gains (losses) on marketable securities	Deferred gains or losses on hedges	Foreign currency translation adjustments	Total valuation and translation adjustments		
Balance as of March31, 2006	(195)	–	357	162	–	190,783
Changes						
New stocks issuance for capital increase				–		134,180
New stocks issuance for execution of stock option				–		538
Interim net income				–		19,524
Purchase of treasury stock				–		(0)
Net changes other than shareholders' equity	232	(644)	106	(306)	1	(305)
Net changes	232	(644)	106	(306)	1	153,937
Balance as of September30, 2006	37	(644)	463	(144)	1	344,720

(3) Consolidated Statements of Changes in Net Assets (Continued)

For the six months ended September 30, 2007

(Millions of yen)

	Shareholders' equity				
	Capital stock	Additional paid-in capital	Retained earnings	Treasury stock	Total shareholders' equity
Balance as of March31, 2007	155,009	166,051	57,987	(2)	379,045
Changes					
New shares issuance for execution of stock option	469	469			938
Interim net income			17,828		17,828
Purchase of treasury stock				(1)	(1)
Net changes other than shareholders' equity					–
Net changes	469	469	17,828	(1)	18,765
Balance as of September30, 2007	155,478	166,520	75,815	(3)	397,810

(Millions of yen)

	Valuation and translation adjustments				Stock subscription rights	Total Net Assets
	Unrealized losses on marketable securities	Deferred gains or losses on hedges	Foreign currency translation adjustments	Total valuation and translation adjustments		
Balance as of March31, 2007	(90)	(652)	631	(111)	43	378,977
Changes						
New shares issuance for execution of stock option				–		938
Interim net income				–		17,828
Purchase of treasury stock				–		(1)
Net changes other than shareholders' equity	(449)	(16)	(1,977)	(2,442)	42	(2,400)
Net changes	(449)	(16)	(1,977)	(2,442)	42	16,365
Balance as of September30, 2007	(539)	(668)	(1,346)	(2,553)	85	395,342

(3) Consolidated Statements of Changes in Net Assets (Continued)

For the year ended March 31, 2007

(Millions of yen)

	Shareholders' equity				
	Capital stock	Additional paid-in capital	Retained earnings	Treasury stock	Total shareholders' equity
Balance as of March31, 2006	87,239	98,339	5,044	(1)	190,621
Changes					
New shares issuance for capital increase	67,119	67,061			134,180
New shares issuance for execution of stock option	651	651			1,302
Net income			52,943		52,943
Purchase of treasury stock				(1)	(1)
Net changes other than shareholders' equity					–
Net changes	67,770	67,712	52,943	(1)	188,424
Balance as of March31, 2007	155,009	166,051	57,987	(2)	379,045

(Millions of yen)

	Valuation and translation adjustments				Stock subscription rights	Total Net Assets
	Unrealized losses on marketable securities	Deferred gains or losses on hedges	Foreign currency translation adjustments	Total valuation and translation adjustments		
Balance as of March31, 2006	(195)	–	357	162	–	190,783
Changes						
New stocks issuance for capital increase				–		134,180
New stocks issuance for execution of stock option				–		1,302
Net income				–		52,943
Purchase of treasury stock				–		(1)
Net changes other than shareholders' equity	105	(652)	274	(273)	43	(230)
Net changes	105	(652)	274	(273)	43	188,194
Balance as of March31, 2007	(90)	(652)	631	(111)	43	378,977

(4) Consolidated Statements of Cash Flows

(Millions of yen)

	Six months ended September 30, 2006	Six months ended September 30, 2007	Change increase or decrease	Fiscal Year ended March 31, 2007
I Operating activities				
Income before income taxes	19,040	23,642	4,602	58,346
Depreciation and amortization	35,558	45,076	9,518	77,769
Increase (decrease) in allowance for doubtful accounts	(7)	44	51	80
Interest and dividend income	(492)	(1,136)	(644)	(1,470)
Interest expense	2,114	2,006	(108)	4,282
Equity in (earnings) losses of affiliated company	(60)	3,387	3,447	(258)
Income from sale of tangible fixed assets	(37)	(20,914)	(20,877)	(137)
Losses on sale and disposal of tangible fixed assets	1,486	1,088	(398)	1,846
(Increase) decrease in accounts receivable, trade	(19,588)	30,617	50,205	(50,957)
Increase in inventories	(14,365)	(7,777)	6,588	(15,423)
(Increase) decrease in accounts receivable, other	8,506	(1,243)	(9,749)	10,618
Increase (decrease) in accounts payable, trade	19,439	(7,681)	(27,120)	23,762
Increase (decrease) in accounts payable, other	(4,111)	1,132	5,243	(2,329)
Others	2,465	19,640	17,175	(2,690)
Subtotal	49,948	87,881	37,933	103,439
Interest and dividends received	435	888	453	1,407
Interest paid	(2,121)	(2,015)	106	(4,121)
Income taxes paid	(318)	(2,957)	(2,639)	(858)
Net cash provided by operating activities	47,944	83,797	35,853	99,867
II Investing activities				
Disbursements for time deposits	(346)	—	346	(1,495)
Withdrawal of time deposits	—	1,170	1,170	351
Purchase of investment securities	(67)	(80,979)	(80,912)	(2,393)
Purchase of tangible fixed assets	(55,097)	(104,229)	(49,132)	(126,748)
Proceeds from sale of tangible fixed assets	161	5,599	5,438	279
Purchase of intangible fixed assets	(1,539)	(783)	756	(2,572)
Decrease in lease receivable	1,045	—	(1,045)	2,082
Increase in long-term prepaid expenses	(900)	(1,320)	(420)	(1,050)
Acquisition of business	—	—	—	(5,125)
Others	7	7	—	15
Net cash used in investing activities	(56,736)	(180,535)	(123,799)	(136,656)
III Financing activities				
Repayments of long-term debt	(11,210)	(14,981)	(3,771)	(39,692)
Proceeds from issuance of stock	134,335	936	(133,399)	135,098
Proceeds from issuance of bond	—	—	—	29,868
Payments for redemption of bond	(10,000)	—	10,000	(10,000)
Proceeds from sale and lease-back transactions	2,377	50,513	48,136	2,377
Repayments of obligation under capital leases	(14,156)	(8,164)	5,992	(27,080)
Purchase of treasury stock	(0)	(0)	(0)	(1)
Net cash provided by financing activities	101,346	28,304	(73,042)	90,570
IV Effect of exchange rates changes on cash and cash equivalents	257	(158)	(415)	322
V Net increase (decrease) in cash and cash equivalents	92,811	(68,592)	(161,403)	54,103
VI Cash and cash equivalents at beginning of the period	111,443	165,546	54,103	111,443
VII Cash and cash equivalents at end of the period	204,254	96,954	(107,300)	165,546

Free cash flow (I + II)	(8,792)	(96,738)	(87,946)	(36,789)

[Basic important matters for preparation of consolidated financial statements]

1. Scope of consolidation

Consolidated all subsidiaries
Number of the consolidated subsidiaries : 8
Name of the consolidated subsidiaries: Hiroshima Elpida Memory, Inc.
Akita Elpida Memory, Inc.
Elpida Memory (USA) Inc.
Elpida Memory (Europe) GmbH
Elpida Memory (Taiwan) Co., Ltd
Elpida Memory (Hong Kong) Co., Ltd
Elpida Memory (Singapore) Pte. Ltd
Elpida Memory International B.V.

In August 2007, Elpida Memory International B.V. was established and included in the consolidated subsidiaries.

2. Application of equity method

Number of the company accounted for by the equity method : 2
Name of the company accounted for by the equity method : Tera Probe, Inc.
Rexchip Electronics Corporation

In May 2007, the Company invested in Rexchip Electronics Corporation and is accounted for by the equity method.

3. The fiscal year end date for the consolidated subsidiaries

The fiscal year end date for the consolidated subsidiaries is the same as the Company.

4. Accounting principles

(1) Investment securities

Marketable securities classified as other securities are carried at fair value with changes in unrealized holding gains or losses, net of the applicable income taxes, included directly in net assets. Cost of securities sold is determined by the moving average method. Other securities with no fair value are stated at moving average cost.

(2) Derivatives

Derivatives are stated based on a market value method.

(3) Inventories

Inventories are stated at the lower of cost or market.
The cost of finished products, semifinished components, work in process and raw materials is determined by the first-in, first-out basis, except for work in process of subsidiaries determined by the average method.
The cost of supplies is determined individually, except for supplies of a subsidiary are stated at cost determined by the most recent purchase price method.

(4) Property, plant and equipment and depreciation

Property, plant and equipment are stated at cost. Depreciation is computed using the straight-line method based on the following estimated useful lives of the assets. Maintenance and repairs, including minor renewals and betterments, are charged to income as incurred.

Buildings and structures:	2 to 60 years
Machinery and equipment:	2 to 22 years
Furniture and fixtures:	2 to 23 years

Leased assets which meet certain criteria are capitalized and amortized on a straight-line basis over the lease terms.

(Change in accounting policy)
Effective from the period ended September 30, 2007, the Company and its domestic subsidiaries changed the depreciation method for the property, plant and equipment acquired after March 31, 2007 due to the revision of Japanese Corporation Tax Law and its regulation. As a result of this change, operating income, ordinary income, and income before income taxes have decreased by ¥374 million respectively.

Certain costs incurred to develop or obtain internal use computer software are capitalized and are amortized on a straight-line basis over the estimated useful life of 5 years.

(5) Allowance for doubtful accounts

An allowance for doubtful accounts is provided based on credit loss history and an evaluation of any specific doubtful receivables.

(6) Accrued bonuses

Accrued bonuses to employee are provided for the estimated amounts, which the company will pay based on the service provided during the current period.

(7) Allowance for inventories devaluation

Following purchase of inventories from consignment factories, the company reserved allowance on devaluation losses at end of period, which the company expects to bear.

(8) Pension and severance plans for employees

Pension and severance costs were accrued based on the benefit obligations and pension plan assets at the end of the current fiscal year.

Unrecognized prior service cost and actuarial loss are amortized on the straight-line method over the average remaining service period of employees expected to receive benefits under the plan, which is currently 15years.

(9) Severance plans for directors and statutory auditors

Severance costs were accrued based on the benefit obligations at end of period.

(10) Accrual for settlements and litigation
The Company has provided an accrual for the settlements and litigation relating to the anti-trust disputes and litigation in northern America.

(11) Foreign currency translation

Foreign currency receivables and payables are translated into Japanese yen at effective period-end exchange rates and the resulting transaction gains or losses are taken into the consolidated results. The balance sheet accounts of foreign consolidated subsidiaries and an affiliated company are translated into Japanese yen at effective period-end exchange rates, except for the components of shareholders' equity which are translated at their historical exchange rates, and all income and expense accounts are translated at the average exchange rate in effect during the period. The resulting translation differences are recorded in a separate component of shareholders' equity as translation adjustments.

(12) Major lease transactions
Capital leases are as per accounting of sales.

(13) Hedge accounting

(i) Hedge accounting

The company has adopted deferral hedge accounting for its derivative transactions. Some interest swaps have been adopted exceptional treatment under Japanese GAAP.

(ii) Derivative instruments and subject

The interest rate swap is as the derivative instruments and the long-term debt and bond are subject to hedge.

(iii) Policy of derivative transactions

The Company has entered into interest rate swap agreements in order to manage certain risks arising from adverse fluctuation in interest rates.

(iv) Evaluation of Hedge effectiveness

Hedging effectiveness is determined by comparing the cumulative changes in cash flows or fair values from the hedging instruments with those from the hedged items.
The evaluation of hedge effectiveness for exceptional treatment is omitted.

(14) Consumption tax and other

Accounted exclusive of consumption taxes and local consumption taxes

5. Cash and cash equivalents in the consolidated statements of cash flows

Cash and cash equivalents consist of cash on hand, cash in banks which can be withdrawn at any time and short-term investments with a maturity of three months or less when purchased which can easily be converted to cash and are subject to little risk of change in value.

(Notes to Consolidated statements of changes in net assets)

For the six months ended September 30, 2006

1. Type and number of shares outstanding and treasury stock

	Number of shares as of March 31, 2006	Number of shares increased in the current interim period	Number of shares decreased in the current interim period	Number of shares as of September 30, 2006
Outstanding shares				
Common stock	96,468,400	32,515,100	–	128,983,500
Total	96,468,400	32,515,100	–	128,983,500
Treasury stocks				
Common stock	315	64	–	379
Total	315	64	–	379

*1. Increase in the number of shares outstanding of 30,000,000 shares was due to the public offering of shares, 2,300,000 shares was due to the allocation of shares to a third party, and 215,100 shares was due to the execution of stock options.

2. Increase in the number of treasury stock of 64 common stocks was due to purchase of less-than-one-unit shares.

2. Stock subscription rights

	Breakdown of stock subscription rights	Type of shares	Objective and Number of Shares Applicable to Share				Balance of shares as of September 30, 2006 (millions of yen)
			Number of shares as of March 31, 2006	Increase in the Number of Shares during the current interim period	Decrease in the Number of Shares during the current interim period	Number of shares as of September 30, 2006	
Issuing company	Stock subscription rights as stock option	Common stock	–	–	–	–	1

For the six months ended September 30, 2007

1. Type and number of shares outstanding and treasury stock

	Number of shares as of March 31, 2007	Number of shares increased in the current interim period	Number of shares decreased in the current interim period	Number of shares as of September 30, 2007
Outstanding shares				
Common stock	129,288,900	374,900	–	129,663,800
Total	129,288,900	374,900	–	129,663,800
Treasury stocks				
Common stock	526	84	–	610
Total	526	84	–	610

*1. Increase in the number of shares outstanding of 374,900 shares was due to the execution of stock options.
2. Increase in the number of treasury stock of 84 common stocks was due to purchase of less-than-one-unit shares.

2. Stock subscription rights

	Breakdown of stock subscription rights	Type of shares	Objective and Number of Shares Applicable to Share				Balance of shares as of September 30, 2007 (millions of yen)
			Number of shares as of March 31, 2007	Increase in the Number of Shares during the current interim period	Decrease in the Number of Shares during the current interim period	Number of shares as of September 30, 2007	
Issuing company	Stock subscription rights as stock option	Common stock	–	–	–	–	85

(Notes to Consolidated statements of cash flow)

Cash and cash equivalents at September 30, 2006 and 2007 are reconciled to the account reported in the consolidated balance sheet as follows :

	As of September 30, 2006 (Million of yen)	As of September 30, 2007 (Million of yen)
Cash on hand and in banks	204,607	96,954
Less : Time deposits due over three months	353	–
Cash and cash equivalents	204,254	96,954

(Lease transactions)

At September 30, 2006 and 2007, the Company had operating leases with minimum rental commitments as follows:

	As of September 30, 2006 (Million of yen)	As of September 30, 2007 (Million of yen)
Due within 1 year	11,825	22,599
Due over 1 year	12,971	37,927
Total	24,796	60,526

(Marketable securities)

(1) Other marketable securities

(Millions of yen)

	At September 30, 2006			At September 30, 2007		
	Cost	Fair Value	Variance	Cost	Fair Value	Variance
Securies of which fair value below cost						
Marketable securities	2,334	2,397	63	2,446	1,951	(495)

(2) Securities with no fair value

(Millions of yen)

At September 30, 2007	Book value
Other securities Unlisted bonds	2,282
Total	2,282

(Derivative Financial Instruments)

Notional Amounts, Fair Value and Unrealized Gain or Loss of Derivatives

(Millions of yen)

Classification	Description		September 30, 2006				September 30,2007			
			Notional amount	Notional amount more than 1 year	Fair value	Gain (loss)	Notional amount	Notional amount more than 1 year	Fair value	Gain (loss)
Transactions other than market transactions	Forward foreign exchange contract		25,169	–	25,934	(765)	46,673	–	46,389	284
		Selling:								
		U.S. dollar	25,169	–	25,934	(765)	46,673	–	46,389	284
		Buying:								
		U.S. dollar	–	–	–	–	–	–	–	–
	Currency option contract		–	–	–	–	2,251	–	(35)	(35)
Total			–	–	–	(765)	–	–	–	249

Note: The fair values of forward foreign exchange contracts are based on market quotations. The fair values of currency option contracts are quotations obtained from financial institutions. The above information excludes the derivatives accounted for as hedge instruments.

(Segment Information)
[Business Segment Information]

During the six months period ended September 30, 2006 and the six months period ended September 30, 2007 our group was operating a single segment of the semiconductor business centering on DRAM, so the information by business segment is omitted.

[Geographical segment information]

For the six months ended September 30, 2006

	Japan (MY)	Asia (MY)	Europe (MY)	North America (MY)	Total (MY)	Offset or corporate total (MY)	Consolidated (MY)
Sales							
(1)Sales to third parties	84,617	47,153	14,040	57,435	203,245	—	203,245
(2)Inter-segment sales and transfers	110,318	15	16	115	110,464	(110,464)	—
Total	194,935	47,168	14,056	57,550	313,709	(110,464)	203,245
Operating expenses	171,735	45,997	13,082	56,139	286,953	(109,928)	177,025
Operating income	23,200	1,171	974	1,411	26,756	(536)	26,220

Note 1: Countries and regions are grouped according to the geographical closeness.
2: Major countries and regions other than Japan are as follows:
(1) Asia: Hong Kong, Singapore and Taiwan
(2) Europe: Germany
(3) North America: the United States

For the six months ended September 30, 2007

	Japan (MY)	Asia (MY)	Europe (MY)	North America (MY)	Total (MY)	Offset or corporate total (MY)	Consolidated (MY)
Sales							
(1) Sales to third parties	112,401	47,225	16,039	45,372	221,037	—	221,037
(2) Inter-segment sales and transfers	104,282	48	13	15	104,358	(104,358)	—
Total	216,683	47,273	16,052	45,387	325,395	(104,358)	221,037
Operating expenses	208,741	46,459	16,091	44,283	315,574	(104,420)	211,154
Operating income (loss)	7,942	814	(39)	1,104	9,821	62	9,883

Note 1: Countries and regions are grouped according to the geographical closeness.
2: Major countries and regions other than Japan are as follows:
(1) Asia: Hong Kong, Singapore and Taiwan
(2) Europe: Germany
(3) North America: the United States

[Overseas sales]

For the six months ended September 30, 2006

	North America	Asia	Europe	Total
I Overseas sales (MY)	57,435	47,153	14,040	118,628
II Consolidated sales (MY)				203,245
III Ratio of overseas sales over consolidated sales (%)	28.3	23.2	6.9	58.4

Note 1: Countries and regions are grouped according to the geographical closeness.
2: Major countries and regions other than Japan are as follows:
North America: the United States
Asia: Taiwan, Singapore and Hong Kong
Europe: Whole area
3: The amount of overseas sales is the amount of sales made by our Company and consolidated subsidiaries in countries and regions outside Japan.

For the six months ended September 30, 2007

	North America	Asia	Europe	Total
I Overseas sales (MY)	45,849	56,218	16,039	118,106
II Consolidated sales (MY)				221,037
III Ratio of overseas sales over consolidated sales (%)	20.7	25.4	7.3	53.4

Note 1: Countries and regions are grouped according to the geographical closeness.
2: Major countries and regions other than Japan are as follows:
North America: the United States
Asia: Taiwan, Singapore and Hong Kong
Europe: Whole area
3: The amount of overseas sales is the amount of sales made by our Company and consolidated subsidiaries in countries and regions outside Japan.

(Business Combinations)

For the six months ended September 30, 2007

1. Outline of the business combination

(1) Business operations subject to business combination
DRAM wafer processing

(2) Legal structure of business combination
Formation of a joint venture

(3) Name of the joint venture
Rexchip Electronics Corporation (Rexchip)

(4) Outline of the transaction
Under the joint venture agreement with Powerchip Semiconductor Corp. (PSC), the Company has made an investment in Rexchip on May 25, 2007 in order to increase its production capacity.

2. Outline of the accounting
The Company and PSC have entered into an agreement under which the two independent companies acquire shares of voting stock of Rexchip solely in exchange for their contributions and jointly control Rexchip. There is no certain fact that indicates other controlling relationships. Based on these, the business combination is considered to be a formation of a joint venture and is accounted for under the pooling of interests method of accounting for business combinations.
The Company's investment in Rexchip is shown as investment securities on its consolidated balance sheets.

(Amounts Per Share)

(yen)

For the six months ended September 30, 2006		For the six months ended September 30, 2007	
Shareholders' equity per share	¥2,672.60	Shareholders' equity per share	¥3,048.33
Net income per share	¥ 178.57	Net loss per share	¥137.60
Diluted net income per share	¥175.95	Diluted net income per share	¥136.19

Basis for calculation of net income per share is as follow:

(Millions of yen)

	For the six months ended September 30, 2006	For the six months ended September 30, 2007
Net income	19,524	17,828
Amount not attributable to common stock	—	—
Net income attributable to common stock	19,524	17,828
Average number of shares outstanding during the year (thousand shares)	109,335	129,566
Increase number of shares outstanding during the year (thousand shares) (Including Stock options (thousand shares))	1,627 (1,627)	1,339 (1,339)

Appendix (Unaudited)

1. Selected Quarterly Consolidated Statements of Operations

(Millions of yen)

	Jul-Sep 2006 (2Q-FY2006)		Oct-Dec 2006 (3Q-FY2006)		Jan-Mar 2007 (4Q-FY2006)		Apr-Jun 2007 (1Q-FY2007)		Jul-Sep 2007 (2Q-FY2007)	
		%		%		%		%		%
Net sales	111,147	100.0	142,609	100.0	144,185	100.0	109,482	100.0	111,555	100.0
Gross profit	30,586	27.5	41,248	28.9	29,356	20.4	17,455	15.9	19,764	17.7
Selling, general and administrative expenses	13,504	12.1	13,980	9.8	14,424	10.0	13,712	12.5	13,624	12.2
Operating income	17,082	15.4	27,268	19.1	14,932	10.4	3,743	3.4	6,140	5.5
Income before income taxes	12,805	11.5	26,512	18.6	12,794	8.9	22,426	20.5	1,216	1.1
Net income	12,919	11.6	24,934	17.5	8,485	5.9	14,554	13.3	3,274	2.9
EBITDA[1]	32,220	29.0	47,683	33.4	36,002	25.0	45,495	41.6	25,229	22.6

2. Selected Consolidated Financial Data

(Figures in millions of yen otherwise specified)

	Sep 30, 2006 (2Q-FY2006)	Dec 31, 2006 (3Q-FY2006)	Mar 31 2007 (4Q-FY2006)	Jun 30, 2007 (1Q-FY2007)	Sep 30, 2007 (2Q-FY2007)
Cash and time deposits	204,607	187,563	166,700	116,467	96,954
A/R collection period[2]	61 days	60 days	66 days	65 days	61 days
Inventory holding period[3]	60 days	54 days	43 days	53 days	62 days
Interest-bearing debt[4]	240,029	232,877	229,613	223,511	206,535
Net D/E ratio[5]	0.10 times	0.12 times	0.17 times	0.27 times	0.28 times
Shareholders' equity ratio[6]	48.8%	48.6%	49.7%	51.4%	51.0%

3. Selected Consolidated Statements of Cash Flows

(Millions of yen)

	Jul-Sep 2006 (2Q-FY2006)	Oct-Dec 2006 (3Q-FY2006)	Jan-Mar 2007 (4Q-FY2006)	Apr-Jun 2007 (1Q-FY2007)	Jul-Sep 2007 (2Q-FY2007)
Net cash provided by operating activities	30,243	22,636	29,287	51,927	31,870
Net cash used in investing activities	(18,453)	(34,098)	(45,822)	(107,600)	(72,935)
Net cash provided by (used in) financing activities	118,507	(6,988)	(3,788)	4,800	23,504
Free cash flow	11,790	(11,462)	(16,535)	(55,673)	(41,065)

---

(1) EBITDA = Income (loss) before income taxes + Interest expense + depreciation and amortization
(2) A/R collection period (days) = Accounts receivable, trade / Average monthly net sales x 30 days
(3) Inventory holding period (days) = Inventories / Average monthly cost of sales x 30 days
(4) Interest-bearing debt = Bond + Short-term debt + Long-term debt + Obligation under capital leases
(5) Net D/E ratio (times) = (Interest-bearing debt – Cash and time deposits) / Total net assets
(6) Shareholders' equity ratio (%) = (Total net assets – Share subscription rights) / Total Assets x 100

END